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                                                                                  Exhibit 99(b)
                       Entergy Gulf States, Inc.
          Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                        Sept
                                                                    1993      1994      1995        1996      1997      1998
Fixed charges, as defined:
  Total Interest charges                                            210,599   204,134   200,224    193,890   180,073   164,972
  Interest applicable to rentals                                     23,455    21,539    16,648     14,887    15,747    16,593
                                                                   -----------------------------------------------------------
Total fixed charges, as defined                                     234,054   225,673   216,872    208,777   195,820   181,565

Preferred dividends, as defined (a)                                  65,299    52,210    44,651     48,690    30,028    28,501
                                                                   -----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined         $299,353  $277,883  $261,523   $257,467  $225,848  $210,066
                                                                   ===========================================================

Earnings as defined:

Income (loss) from continuing operations before extraordinary
   items and the cumulative effect of accounting changes            $69,462  ($82,755) $122,919    ($3,887)   59,976    17,501
  Add:
    Income Taxes                                                     58,016   (62,086)   63,244    102,091    22,402    13,388
    Fixed charges as above                                          234,054   225,673   216,872    208,777   195,820   181,565
                                                                   -----------------------------------------------------------

Total earnings, as defined (b)                                     $361,532   $80,832  $403,035   $306,981  $278,198  $212,454
                                                                   ===========================================================

Ratio of earnings to fixed charges, as defined                         1.54      0.36      1.86       1.47      1.42      1.17
                                                                   ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                       1.21      0.29      1.54       1.19      1.23      1.01
                                                                   ===========================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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